Mandatory publication pursuant to Section 27 (3) Clause 1, 14 (3) Clause 1 of the

German Securities Acquisition and Takeover Act (WpÜG)

Joint Opinion of the Management and Supervisory boards

of

Biofrontera AG

Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

concerning the modification to the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG

Heidelberg, Germany,

to the shareholders of

Biofrontera AG

relating to the purchase of up to 6,250,000 ordinary registered shares of Biofrontera AG against

(i) payment of a cash consideration of EUR 1.00 per share as well as the transfer of a warrant

or

(ii) payment of a cash consideration of EUR 6.00 per share

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List of contents

1	Introduction			3

2	Information about this Second Opinion			4
	2.1	Legal bases of this Second Opinion		4
	2.2	Note about the Management and Supervisory boards' First Opinion and its relationship to this Second Opinion		4
	2.3	Opinion of the employees of Biofrontera AG		6
	2.4	Actual bases of this Second Opinion		6
	2.5	Publication of this Second Opinion		7
	2.6	Publication of the First Opinion		8
	2.7	Biofrontera shareholders' own responsibility to examine the Offer		8

3	Summary of the main statements of the First and Second opinions			9

4	Information about the modification of the Offer			11
	4.1	Relevance of the Modified Offer Document		11
	4.2	Modification of the Offer by the Modified Offer Document		11
	4.3	Consideration		11
		4.3.1	Original Consideration	11
		4.3.2	Alternative Consideration	11
	4.4	Acceptance period		11
	4.5	Rights of withdrawal		12

5	Type and level of consideration offered			12
	5.1	No statutory regulations concerning the type and level of consideration		12
	5.2	Type of consideration		12
		5.2.1	Original Consideration	12
		5.2.2	Opinion of IVC relating to the financial appropriateness of the Original Consideration as well as the Alternative Consideration pursuant to IDW S 8 / Fairness Opinion	13
		5.2.3	Assessment of the considerations by the Management and Supervisory boards	15

6	Interests of the Management and Supervisory boards of Biofrontera AG			15
	6.1	No guarantee or prospect of benefits		15
	6.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this opinion / Voting abstentions		16

7	Intention of the members of the Management and Supervisory boards to accept the offer			16
	7.1	Management Board		16
	7.2	Supervisory Board		17

8	Summarizing opinion of the Management and Supervisory boards			17

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1	Introduction

On 25 April 2018, pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG” ), Deutsche Balaton Biotech AG, with company domicile in Frankfurt am Main, Germany, entered in the Commercial Register of the District Court of Frankfurt am Main under Commercial Register Sheet No. 111190 (“Bidder”), announced its decision to issue a voluntary public tender offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG, entered in the Commercial Register District Court of Cologne under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”, whereby Biofrontera AG with its participating interests is also referred to as the “Biofrontera Group”). The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates).

On 28 May 2018, pursuant to Section 14 (2) and (3) WpÜG, the Bidder published the offer document in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer (“Offer”) to the shareholders of Biofrontera AG (each individually “Biofrontera shareholder” and jointly “Biofrontera shareholders”) concerning the acquisition of up to 6,250,000 ordinary registered shares of Biofrontera AG with the ISIN DE0006046113 (hereinafter referred to individually as the “Biofrontera share” and together as the “Biofrontera shares”) against

According to the Offer Document, the consideration (“Original Consideration”) consists of the payment of a consideration in cash in an amount of EUR 1.00 per Biofrontera shares as well as the transfer of a warrant (“Warrant”) according to the terms of the Offer Document.

On 20 July 2018, pursuant to Section 21 (1) Clause 1 Number 2, (2) in combination with Section 14 (3) Clause 1 of the German Securities Takeover Act (WpÜG), the Bidder published a modification to the Offer Document (“Modified Offer Document “) for the Offer.

According to the Modified Offer Document, the Offer now comprises not only the Original Consideration but also as an alternative consideration the payment of a cash amount to EUR 6.00 for each Biofrontera share (“Alternative Consideration”).

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It is recommended that the Offer Document and the Modified Offer Document be read in their entirety. The Management and Supervisory boards point out that they are unable to examine and assess whether, if they accept the Offer, Biofrontera shareholders are acting in accordance with all legal requirements affecting them personally. In particular, the Management and Supervisory boards recommend that all individuals receiving the Offer Document and/or the Modified Offer Document outside the Federal Republic of Germany, or that wish to accept the Offer but are subject to the securities acts of a legal jurisdiction other than the Federal Republic of Germany, inform themselves concerning such acts and comply with them.

2	Information about this Second Opinion

2.1	Legal bases of this Second Opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to an acquisition offer and to any modification of the acquisition offer. The opinion of the Management and Supervisory boards can be issued as a joint opinion.

The Management and Supervisory boards of Biofrontera AG hereby issue their joint opinion (“Opinion”) pursuant to Section 27 WpÜG relating to the Bidder’s Offer in the form of the Modified Offer Document (“Second Opinion”).

2.2	Note about the Management and Supervisory boards’ First Opinion and its relationship to this Second Opinion

Pursuant to Section 27 (1) Clause 1 WpÜG, the Management and Supervisory boards have already issued an opinion relating to the Bidder’s Offer in the form of the Offer Document on 11 June 2018 (“First Opinion”).

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In the First Opinion, the Management and Supervisory boards arrived by way of conclusion at the opinion that the Original Consideration offered by the Bidder is insufficient.

Furthermore, the Management and Supervisory boards as well as the employees appraised the intentions relating to the Target Company as expressed by the Bidder in the Offer Document as a negative. For this reason, they were of the opinion that a successful execution of the Offer in no manner lies in the interests of Biofrontera AG, the Biofrontera Group, its employees and Biofrontera shareholders, but instead could significantly damage them.

Based on this and in accordance with the explanations contained in the First Opinion, the Management and Supervisory boards consequently recommended that the shareholders of Biofrontera AG do not accept the Offer based on their knowledge and assessments as of the date of the First Opinion.

Express reference is made to the Management and Supervisory boards’ First Opinion.

As part of this Second Opinion, pursuant to Section 27 (1) WpÜG the Management and Supervisory boards will address the type and level of the Alternative Consideration offered, whose addition to the Original Consideration comprises the modification to the Offer.

This Second Opinion is not intended to further address the prospective consequences of a successful offer for Biofrontera AG, its employees and representatives, the terms of employment and the locations of Biofrontera AG, as well as the objectives the Bidder is pursuing with the Offer, because in this connection the Bidder is not communicating any modifications in relation to the Offer Document. To this extent, however, reference is made to the First Opinion.

In light of the Alternative Consideration, the Management and Supervisory boards will address in this Second Opinion the intention of the members of the Management and Supervisory boards to accept the Offer to the extent that they are holders of Biofrontera shares.

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2.3	Opinion of the employees of Biofrontera AG

If the respective Works Council, or, to the extent that such a body does not exist – as is the case with Biofrontera AG – the employees of the Target Company directly convey an opinion relating to the offer to the Management Board, the Management Board is required to append such an opinion to its opinion. The employees of Biofrontera AG have conveyed to the Management Board their own opinion relating to the Offer (“First Employees’ Opinion”). The employees have also issued an opinion relating to the Modified Offer. (“Second Employees’ Opinion”)

The employees’ opinions are attached to this opinion as Annex 2.3.

2.4	Actual bases of this Second Opinion

All information, expectations, forecasts, estimates, valuations and forward-looking statements contained in this Second Opinion as well as statements of intent are based on information available for the Management and Supervisory boards on the date of this opinion based on their tasks and powers. They convey their estimates, assumptions and intentions existing as of this date, which can change after the date of this Second Opinion. Above and beyond obligations pursuant to German law – specifically the WpÜG – the Management and Supervisory boards do not assume any obligation to update this Second Opinion.

The statements made in this Second Opinion relating to the Bidder, its affiliated companies and individuals acting together with the Bidder are based exclusively on publicly accessible information, especially the Offer Document and the Modified Offer Document. The Management and Supervisory boards point out that they are unable to verify disclosures made by the Bidder in the Offer Document and the Modified Offer Document – apart from those originating directly within the Biofrontera Group – and to ensure that they are implemented or complied with.

The Management and Supervisory boards have not undertaken their own independent review of the offer, or of the Offer Document or the Modified Offer Document in relation to compliance with all – especially foreign – capital-market and securities legislation.

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To the extent that this Second Opinion includes forward-looking statements, these do not represent facts, and are characterized by the words “become”, “expect”, “believe”, “estimate”, “intend”, “endeavor”, “assume” and similar or comparable expressions. Such disclosures express intentions, opinions or current expectations and assumptions of the Management and Supervisory boards. Forward-looking statements are based on current plans, estimates and forecasts, which the Management and Supervisory boards have prepared according to the best of their knowledge, but they do not make assertions concerning their future correctness or occurrence. Forward-looking statements are subject to risks and uncertainties which are mostly very difficult to predict and do not lie within the Management and Supervisory boards’ sphere of influence.

References to time in this opinion relate, unless stated otherwise, to local time in Frankfurt am Main, Germany. To the extent that formulations such as “currently”, “at present”, “now”, “presently” or “today” are utilized in this Second Opinion, they relate to the date of this opinion.

2.5	Publication of this Second Opinion

This Second Opinion and any supplements or updates will be published on the Internet on the Company’s website at

http://www.biofrontera.com

under the heading “Investors” under “Purchase Offer of Deutsche Balaton Biotech AG”. https://www.biofrontera.com/de/Erwerbsangebot.html

Copies of the Second Opinion are available free-of-charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632- 90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that the Second Opinion is available at the aforementioned address, and that the publication of the Second Opinion on the Internet has been realized on the aforementioned Internet page.

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This Second Opinion will be published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares (“ADS”), each of which securitizes two ordinary shares of Biofrontera AG, a publication of the Second Opinion will occur there in accordance with the relevant provisions and instructions of the SEC.

2.6	Publication of the First Opinion

The First Opinion has been published on the Internet on the website of Biofrontera AG at

http://www.biofrontera.com

under the heading “Investors” under “Purchase Offer of Deutsche Balaton Biotech AG”. https://www.biofrontera.com/de/Erwerbsangebot.html

Copies of the First Opinion are available free-of-charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632- 90 or by email to ir@biofrontera.com).

2.7	Biofrontera shareholders’ own responsibility to examine the Offer

The Management and Supervisory boards of the Target Company point out that their statements and judgements in this Second Opinion are in no way binding for Biofrontera shareholders. Instead, Biofrontera shareholders are themselves responsible for drawing conclusions deriving from the Offer or from other accessible sources, and for acting accordingly. In this context, they themselves are responsible for deciding whether to accept the Offer or not.

To the extent legally permissible, the Management and Supervisory boards as well as the Target Company assume no liability for the instance that an acceptance or non-acceptance of the Offer should prove economically disadvantageous for Biofrontera shareholders or for the Target Company.

Above and beyond this, the Management and Supervisory boards point out that they can provide no assessment as to the tax consequences that can arise for the individual Biofrontera shareholder from the acceptance or non-acceptance of the Offer. The Management and Supervisory boards recommend that Biofrontera shareholders obtain tax advice that takes into consideration their personal tax situation before deciding whether to accept or not.

If and to the extent that Biofrontera shareholders are unable to make an independent assessment of the Offer, they should consider obtaining expert advice, such as through contacting their personal investment adviser and tax adviser.

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3	Summary of the main statements of the First and Second opinions

The following summary of the main points of the First and Second opinions serves as an overview. It does not include all of the information included in the opinions.

In their own interests, the shareholders are Biofrontera AG should rely not only on this summary but instead examine completely and in detail the First Opinion (especially also the summary it includes) and the Second Opinion as well as the Offer Document and the Modified Offer Document.

The main statements of the First and Second opinions are as follows:

-	In this offer procedure, the Bidder is not obligated to offer to Biofrontera shareholders an economically appropriate consideration within the framework of legal regulations, but has instead freely determined the type and level of the consideration it is offering.
-	The Original Consideration offered by the Bidder is financially inappropriate.
-	The Alternative Consideration offered by the Bidder is financially inappropriate.
-	The Bidder does not disclose in the Offer Document which strategic or operative targets it aims to achieve, especially in terms of the considerable personnel changes it is targeting on the Management and Supervisory boards.
-	Given the fact that the Offer Document does not specify any single potential benefit that the Biofrontera Group could derive strategically or operatively from the considerable targeted restructuring of the Management and Supervisory boards, the targeted modifications appear arbitrary.
-	In the assessment of Biofrontera AG, the Bidder and individuals acting together with it have no proven practical experience of any type or other relevant expertise in the Biofrontera Group’s area of activity. For this reason, implementing the Bidder’s ideas for the future composition of the Management and Supervisory boards poses a serious risk to the further development and growth of the Biofrontera Group.

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-	Although the Offer offers a premium in relation to the current stock market price, it fails to reflect the share price opportunities given further holding of the Biofrontera share, especially up to the breakeven level.
-	The package premium of just approximately 10% lies below the premium for comparable transactions. In particular, the offer price fails to reflect the additional control advantage which the Bidder acquires through a majority at the Shareholders’ General Meeting and which would be approached given complete subscription for the Offer.

By way of conclusion, the Management and Supervisory boards are of the opinion that the Original Consideration offered by the Bidder as well as the Alternative Consideration are financially insufficient.

Furthermore, the Management and Supervisory boards as well as the employees continue to appraise the intentions by the Bidder in the Offer Document relating to the Biofrontera AG as negative for the reasons presented comprehensively in the First Opinion. For this reason, they are of the opinion that a successful execution of the Offer in no manner lies in the interests of Biofrontera AG, the Biofrontera Group, its employees and Biofrontera shareholders, but instead could significantly damage them.

Based on this and in accordance with the explanations contained in the First and Second opinions, the Management and Supervisory boards, based on their knowledge and assessments as of the date of this opinion, consequently recommend that the shareholders of the Target Company do not accept the Offer.

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4	Information about the modification of the Offer

4.1	Relevance of the Modified Offer Document

The Management and Supervisory boards point out that the description of the Offer in this Second Opinion makes no claim to completeness and that solely the provisions of the Offer Document and the Modified Offer Document are of relevance for the content and processing of the Offer. All Biofrontera shareholders are independently responsible for examining the Offer Document and the Modified Offer Document and for taking the necessary related actions.

4.2	Modification of the Offer by the Modified Offer Document

As part of this Second Opinion, pursuant to Section 27 (1) WpÜG the Management and Supervisory boards will address the type and level of the Alternative Consideration offered, whose addition to the Original Consideration comprises the modification to the Offer.

4.3	Consideration

4.3.1	Original Consideration

According to the terms of the Offer Document, the Bidder is continuing to offer all Biofrontera shareholders in the form of the Original Consideration to purchase Biofrontera shares they hold for a cash component per Biofrontera share in an amount of EUR 1.00 plus a (1) warrant according to the terms in Annex 1 of the Offer Document.

4.3.2	Alternative Consideration

According to the terms of the Modified Offer Document, the Bidder alternatively offers all Biofrontera shareholders in the form of the Alternative Consideration to purchase Biofrontera shares they hold for a cash component per Biofrontera share in an amount of EUR 6.00.

4.4	Acceptance period

The acceptance period ends on

6 August 2018, 24:00 hours (local time Frankfurt am Main).

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4.5	Rights of withdrawal

Biofrontera shareholders are entitled to withdraw from agreements concluded through accepting the Offer in the instance of a modification to the Offer in the meaning of Section 21 (1) WpÜG pursuant to Section 21 (4) WpÜG as well as in the case of a competing offer pursuant to Section 22 (3) WpÜG.

5	Type and level of consideration offered

The Management and Supervisory boards should address in their opinion the type and level of consideration offered.

5.1	No statutory regulations concerning the type and level of consideration

By contrast with takeover and mandatory offers, in the case of a simple public purchase offer such as is the case with this offer, no statutory requirements protecting the Biofrontera shareholders exist in relation to the type or level of consideration. In this instance, the regulations of Section 31 of the German Securities Acquisition and Takeover Activity (WpÜG) are not applicable.

In this procedure, the Bidder is consequently under no legal obligation to offer to Biofrontera shareholders an economically appropriate consideration but has instead freely determined the type and level of the consideration it is offering.

5.2	Type of consideration

5.2.1	Original Consideration

The Offer comprises as Original Consideration a consideration consisting of two components. The first component comprises a cash payment of EUR 1.00. The second component consists of a warrant whose terms are presented in more detail in Annex 1 of the Offer Document.

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5.2.2	Opinion of IVC relating to the financial appropriateness of the Original Consideration as well as the Alternative Consideration pursuant to IDW S 8 / Fairness Opinion

(a)	Subject of the opinions of IVC and methodology

IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Girardetstrasse 2, 45131 Essen (“IVC”) was engaged to produce a written opinion concerning the financial appropriateness of the Original Consideration as well as subsequently relating to the financial appropriateness of the Alternative Consideration offered from the perspective of Biofrontera shareholders (apart from the Bidder and its affiliated companies.

IVC receives a standard market payment (fee plus reimbursement of expenses) from the Target Company for its work. The Target Company and IVC have also entered into a standard professional agreement relating to the scope of liability assumed by IVC. The compensation of IVC does not depend on the success of the Offer. It should be noted that in the past, at present, and prospectively also in the future, IVC has maintained, maintains, and potentially will maintain relations with Biofrontera AG and with the Biofrontera Group, for which IVC has received compensation or will receive compensation in the future.

The opinions of IVC are produced based on the IDW standard as prepared by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland, hereinafter also referred to as “IDW”) “Principles for the Preparation of Fairness Opinions (IDW S 8).”

Given the standpoints developed in theory and practice, IDW S 8 presents the principles according to which financial auditors establish opinions relating to the financial appropriateness of transaction prices as part of corporate initiatives (so-called fairness opinions). Accordingly, the task of IVC is to assess, in compliance with the methods presented in IDW S 8, whether the considerations on offer are financially appropriate in the meaning of IDW S 8. Reviewing or subjecting to an auditor’s review by IVC information presented by the Target Company or third parties does not form a subject of activity pursuant to IDW S 8.

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In this connection, the Management and Supervisory boards clarify that

–	reference to the fairness opinions of IVC serves solely the purpose of rendering transparent the information basis on which the Management and Supervisory boards issue their opinions,
–	the fairness opinions were issued solely on behalf of the Target Company and to support the Management and Supervisory boards in the performance of their tasks and duties,
–	IVC has neither reviewed nor subjected to an auditor’s review the information and documents underlying the fairness opinions,
–	the appropriateness was determined according to IDW S 8 and assessed based mainly on the information and documents provided by the Target Company,
–	no recommendation to accept or reject the Offer is connected with the fairness opinions,
–	the activity of IVC does not comprise an assessment of the completeness and correctness of the opinions pursuant to Section 27 of the German Securities Acquisition and Takeover Activity (WpÜG).

(b)	Result of the opinion of IVC relating to the Original Consideration

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to the Target Company in a letter dated 11 June 2018 (“First Fairness Opinion”) that the Original Consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

The reporting date for this assessment by IVC is 11 June 2018.

The Opinion Letter prepared by IVC relating to the Original Consideration is attached to this opinion as Annex 5.2.2b.

The financial appropriateness of the Original Consideration is not investigated any further by IVC in the sections below.

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(c)	Result of the opinion of IVC relating to the Alternative Consideration

Based on the activities conducted by IVC in compliance with IDW S 8, IVC has reached the view and communicated to the Target Company in a letter dated 27 July 2018 (“Second Fairness Opinion”) that the consideration offered by the Bidder is not financially appropriate in the meaning of IDW S 8.

The reporting date for this assessment by IVC is 27 July 2018.

The Opinion Letter prepared by IVC relating to the Original Consideration is attached to this opinion as Annex 5.2.2c.

5.2.3	Assessment of the considerations by the Management and Supervisory boards

Based on the points of view presented above, including the fairness opinions, the Management and Supervisory boards assess the Original Consideration offered by the Bidder as financially not appropriate.

Based on the points of view presented above, including the fairness opinions, the Management and Supervisory boards assess the Alternative Consideration offered by the Bidder as financially not appropriate.

6	Interests of the Management and Supervisory boards of Biofrontera AG

6.1	No guarantee or prospect of benefits

The Bidder and persons acting together with it continue to have not granted or held out the prospect of unjustified monetary payments or other unjustified benefits in kind to the Target Company’s Management and Supervisory board members in connection with the offer.

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6.2	Conflicts of interest / Voting behavior of the Management and Supervisory boards in approving this opinion / Voting abstentions

As of the date when this opinion was approved, Mr. Plaggemars was acting for persons acting together with the Bidder.

The members of the Management and Supervisory boards hereby declare that they have otherwise acted solely in the interests of the Target Company when issuing this opinion. To the extent that, according to the Bidder’s ideas based on the Offer Document whereby, if the Offer proves successful, personnel modifications are to be made to the Management and Supervisory boards, this does not substantiate any conflict of interest on the part of the respective board members that would prevent them collaborating in the writing and approval of this Second Opinion. The relevant members of the Supervisory Board are in no manner economically dependent on the compensation granted to them. As a matter of principle, the Management Board members would also retain their entitlement to compensation in the instance of an early recall from office. Furthermore, it cannot be even ensured that the Bidder and persons acting together with it will be able, given a successful offer, to pass resolutions at the General Meeting of Shareholders according to their ideas.

The Management Board approved this opinion unanimously and without abstention.

The Supervisory Board approved this opinion with 5 (five) yes votes and 1(one) no votes.

7	Intention of the members of the Management and Supervisory boards to accept the offer

7.1	Management Board

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares.

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Management Board member, Mr. Thomas Schaffer, holds a total of 56,259 Biofrontera shares and 1,500 ADSs.

Management Board member, Mr. Christoph Dünwald, holds a total of 120,000 Biofrontera shares.

The Management Board members do not intend to accept the offer.

7.2	Supervisory Board

Mr. Jürgen Baumann holds a total of 37,624 Biofrontera shares.

Mr. Kevin Weber holds a total of 5,000 Biofrontera shares.

Mr. Hansjörg Plaggemars holds a total of 3,500 Biofrontera shares.

The Supervisory Board members do not intend to accept the offer.

8	Summarizing opinion of the Management and Supervisory boards

By way of conclusion, the Management and Supervisory boards are of the opinion that the Original Consideration offered by the bidder as well as the Alternative Consideration are financially insufficient.

Furthermore, the Management and Supervisory boards as well as the employees continue to appraise the intentions by the Bidder in the Offer Document relating to the Biofrontera AG as negative for the reasons presented comprehensively in the First Opinion. For this reason, they are of the opinion that a successful execution of the Offer in no manner lies in the interests of Biofrontera AG, the Biofrontera Group, its employees and Biofrontera shareholders, but instead could significantly damage them.

Based on this and in accordance with the explanations contained in the First and Second opinions, the Management and Supervisory boards, based on their knowledge and assessments as of the date of this opinion, consequently recommend that the shareholders of the Target Company do not accept the Offer.

Leverkusen, 30 July 2018

Biofrontera AG

The Management Board

The Supervisory Board

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Annex 2.3

First and Second Opinions of the employees of Biofrontera AG

Employees’ Opinion

pursuant to Section 27 (2) WpÜG

concerning the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG

Heidelberg, Deutschland,

to the shareholders of

Biofrontera AG

to acquire up to 6,250,000 ordinary registered shares against payment of a cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the offer document

The employees of Biofrontera AG and, to the extent specified below, its subsidiaries (together referred to as the “Biofrontera Group”), hereby issue their own Employees’ Opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG) (“Opinion”) concerning the voluntary public purchase offer in the form of a partial offer (“Offer”) of Deutsche Balaton Biotech AG (“Bidder”) to the shareholders of Biofrontera AG to acquire up to 6,250,000 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 1.00 as well as the transfer of a warrant according to the offer document (“Offer Document”):

We wholly reject the Offer as well as the targeted changes to the management of Biofrontera AG it contains.

In our eyes, the offer is nothing other than a further attempt by the Bidder and persons acting together with it, namely Deutsche Balaton AG, VV Beteiligungen AG, DELPHI Unternehmensberatung AG and finally Mr. Wilhelm K. T. Zours, to gain control over the business activities of the Biofrontera Group.

In our assessment, however, the Bidder, Deutsche Balaton AG and the other aforementioned parties fail to possess either the business expertise or the required credibility to manage Biofrontera AG. This impression is confirmed by the fact that, apart from vehement polemics directed against individual Management Board members and Supervisory Board members of Biofrontera AG, including in so-called open letters from Mr. Zours in his capacity as Supervisory Board Chairman of Deutsche Balaton AG, substantial and strategic proposals for the future orientation and further development of the Biofrontera Group have not been made in either the aforementioned offer or in the other publications of Mr. Zours’ corporate group. Instead, changes, which are unfounded in terms of content, are to be made to the Management and Supervisory boards of Biofrontera AG.

For us, this can only lead to the conclusion that the Bidder, Deutsche Balaton AG and the further aforementioned parties essentially have no corresponding plan and also fail to possess the expertise to develop such a plan within the business area of Biofrontera AG.

Deutsche Balaton AG entered into its significant investment in Biofrontera AG in early 2016. Since then, we have been appalled to observe its behavior and tactical maneuvering, including the fact that Biofrontera AG has been confronted with a large number of legal cases. We also interpret the events at the 2016 General Meeting of Shareholders as an attempt, already then, to appoint, through “jiggery-pokery”, a majority of the Supervisory Board of Biofrontera AG with individuals selected by Mr. Zours. To this are added the constant public accusations and abuse directed at our Management and Supervisory board members, including in the aforementioned open letters from Mr. Zours on behalf of Deutsche Balaton AG. The open letters from Mr. Zours on behalf of Deutsche Balaton AG are also especially remarkable for the fact that, at Deutsche Balaton AG, it is clearly not the Management Board members that issue public statements, but that instead another party is in charge. We are convinced that this approach and the underlying structures stand in contradiction with the respectful and values- based corporate philosophy we cultivate within the Biofrontera Group. A collaboration with bodies installed by Mr. Zours, in other words, potentially “front-men and front-women”, is out of the question for a considerable proportion of the employees and will potentially even lead to a mass exodus, especially of key business performers, in a manner that could jeopardize the company as a going concern.

The strategic management of our pharmaceutical company requires multifaceted and far- reaching knowledge at a number of levels, such as:

–	Pharmaceutical, preclinical and clinical development according to GCP in Europe and the USA
–	Regulatory affairs for pharmaceuticals and medical products in Europe and USA
–	Production according to GMP and logistics according to GDP
–	Reimbursement management in different healthcare systems

–	Medical affairs and knowledge/information management in accordance with local pharmaceutical legislation
–	Pharmacovigilance
–	Data protection
–	Patents and intellectual property
–	Marketing and sales
–	Quality management
–	Financial management of a company listed in both Germany and the USA

The Biofrontera Group knows how to cover this broad operative spectrum with highly motivated staff of many years’ experience, who work together closely, and on a coordinated and trusting basis with the Management Board. The past years’ successes are the result of the efficiency, commitment and professionalism of this comparatively small workforce. This generates a team spirit across the entire company, which also encompasses all Management Board members. The efforts with which Mr. Zours and Deutsche Balaton AG are endeavoring, in our opinion, to secure control over the company confirms how valuable and unique the Biofrontera Group is.

The intended, forced modifications to the management structure against the will of the employees and the Management Board runs directly counter to the successful basis of the company established over many years.

For this reason, we appeal to our shareholders to be aware of these aspects and risks, as, according to the Bidder’s proposal, you are the ones who, also by accepting the offer, are to continue to bear those risks.

In the selection of the intended new additions and new appointments proposed by the Bidder for the Supervisory and Management boards, we cannot identify an improved expertise in relation to the strategic controlling and consulting of a globally operating pharmaceutical company. Out of their own interests, the employees only accept collaboration with Management Board members who serve the company’s sustainable objectives and are appointed on grounds of their expertise. Through the restructurings to the Management Board as proposed by the Bidder, we believe the company will be significantly weakened, as the Management Board members’ different competences are not taken into consideration. The way in which Deutsche Balaton AG repeatedly appoints a particular group of individuals to its portfolio companies in order to manage them, enhances such concern.

Many employees of the Biofrontera Group are small shareholders themselves. None of the signatories to this opinion, who at the same time is a shareholder of Biofrontera AG, will accept the Bidder’s offer. We, who with our daily effort contribute to structure the progress and success of the Biofrontera Group, back the Company’s active management, and appeal to all shareholders in our company to do likewise and not accept the offer.

We confirm this with our signatures below.

Leverkusen, 5 June 2018

Signatures to the Employees’ Opinion pursuant to Section 27 (2) of the German

Securities Acquisition and Takeover Act (WpÜG)

Name/signature	Employee of (please state the company for which you work)
100% of the employees*	Biofrontera AG
100% of the employees*	Biofrontera Bioscience GmbH
100 % of the employees in Germany*	Biofrontera Pharma GmbH

* Signature pages are physically present at the company´s office.

Second

Employees’ Opinion

pursuant to Section 27 (2) WpÜG

concerning the voluntary public tender offer in the form of a partial offer by

Deutsche Balaton Biotech AG

Heidelberg, Deutschland,

to the shareholders of

Biofrontera AG

to acquire up to 6,250,000 ordinary registered shares against (i) payment of a cash consideration of EUR 1.00 as well as the transfer of a warrant pursuant to the terms of the offer document, or (ii) payment of a consideration per share in cash of EUR 6.00

On 5 June 2018, the employees of Biofrontera AG and, to the extent specified below, of its subsidiaries, issued their own employees’ opinion pursuant to Section 27 (2) of the German Securities Acquisition and Takeover Act (WpÜG) concerning the public purchase offer in the form of a partial offer (“Offer”) of Deutsche Balaton Biotech AG (“Bidder”) to the shareholders of Biofrontera AG for the purchase of up to 6,250,000 ordinary registered shares of Biofrontera AG. The Bidder has meanwhile modified the Offer.

For this reason, we issue a renewed opinion relating to the modified Offer:

We continue to reject the Offer, as well as the changes to the management of Biofrontera AG which it includes, for the reasons presented in our first opinion, and we demand that Mr. Zours refrains from engaging in further dodgy maneuvers with the objective of gaining control over Biofrontera.

In our first opinion, we showed that according to our belief the approach of Mr. Zours and his companies and the underlying structures conflict with the respectful and value-based corporate philosophy we cultivate within Biofrontera Group. The manner of Mr. Zours and the representatives of his interests at the last Shareholders’ General Meeting showed that no readiness exists to continue to work together with the current management and staff. It was shockingly clear with how little specialist expertise and at what low level the debate was conducted by Mr. Zours and his supporters. In the final analysis, a takeover controlled by the group surrounding Mr. Zours would lead to a situation where decision-making power would rest entirely with one individual. This is the structure with which we are familiar from the corporate group of Mr. Zours. Quite clearly, the value and success of a well-functioning and established workforce is rashly put at risk out of a lack of awareness. This notion is confirmed by the fact that the qualifications of the new Supervisory Board members proposed by Mr. Zours and the seriousness of their applications at the Shareholders’ General Meeting were entirely insufficient in our view.

To the extent that some of us participated and also spoke as shareholders at the Shareholders’ General Meeting of Biofrontera AG, we were appalled at the condescension we encountered from Mr. Zours and the representatives of his interests. Collaborating with board members installed by Mr. Zours has since become even less conceivable for a considerable portion of the staff.

Many employees of the Biofrontera Group are small shareholders themselves. None of the signatories to this opinion, who are also shareholders of Biofrontera AG, will accept the Bidder’s offer, including also not for the new consideration of EUR 6.00 in cash per share. We, who daily help structure the work and success of the Biofrontera Group, continue to back the Company’s active management, and appeal to all shareholders in our company to do likewise and not accept the offer.

We confirm this with our signatures below.

Leverkusen, 24 July 2018

Signatures to the Employees’ Opinion pursuant to Section 27 (2) of the German

Securities Acquisition and Takeover Act (WpÜG)

Name/signature	Employee of (please state the employing company)
100% of the employees*	Biofrontera AG
100% of the employees*	Biofrontera Bioscience GmbH
100% of the employees in Germany*	Biofrontera Pharma GmbH

* Signature pages are physically present at the company’s office.

Annex 5.2.2b

Opinion Letter of

IVC Independent Valuation & Consulting Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

regarding the Original Consideration

Private & Confidential

To the Management and the Supervisory Board of
Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen

11 June 2018

lars.franken@ivc-wpg.com

+49 (0) 201-31 04 83 85

Fairness Opinion on the financial appropriateness of the consideration offered by Deutsche Balaton Biotech AG to the shareholders of Biofrontera AG – Opinion Letter

Dear Sir or Madam,

the Management of Biofrontera AG, Leverkusen (hereinafter “Biofrontera” or “Company” or “Target Company”) has engaged us to submit a statement (fairness opinion) concerning the financial appropriateness of the consideration offered by Deutsche Balaton Biotech AG, Heidelberg (previously trading under the name of “deltus 30th AG”, hereinafter “DB Biotech” or “Bidder”).

A.       Engagement and execution of engagement

Biofrontera is specialized in the development and commercialization of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of non-melanoma skin cancer.

On 28 May 2018, DB Biotech published a voluntary public purchase offer for up to 6,250,000 shares of Biofrontera (equivalent to around 14 % of the issued shares of Biofrontera) according to Section 14 para. 2 and 3 German Securities Acquisition and Takeover Act [WpÜG]. The purpose of the purchase offer is to exceed the blocking minority threshold of 25 % by the Bidder together with the shareholders/persons, e.g. DELPHI Unternehmensberatungs AG and Deutsche Balaton AG, acting in concert with it. Deutsche Balaton AG is with a (direct) share of voting rights of app. 9.28% (see purchase offer Document – 28 May 2018) one of the major shareholders of Biofrontera.

Pursuant to section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to a purchase offer.

On 16 March 2018, Deutsche Balaton AG had announced its decision to issue a voluntary public purchase offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG pursuant to Section 10 (1) Clause 1 WpÜG. Against this background, Biofrontera – in respect to an opinion relating to a potential succeeding purchase offer according to Section 27 WpÜG – (preventativly) engaged IVC Independent Valuation & Consulting Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Essen (hereinafter „IVC”), on 4 April 2018 with the preparation of a fairness opinion (comprising an Opinion Letter and a Valuation Memorandum) for the independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera.

Following the prohibition from the Federal Financial Supervisory Authority of Germany [BaFin] of the voluntary public purchase offer of Deutsche Balaton AG, DB Biotech, a direct subsidiary of Deutsche Balaton AG, at that time trading under the name of “deltus 30th AG”, announced on 25 April 2018 its decision to issue a voluntary public purchase offer in the form of a partial offer for up to 6,250,000 shares of Biofrontera AG. The publication of the respective purchase offer took place on 28 May 2018. Against this background, Biofrontera – in respect to an opinion relating to the purchase offer according to Section 27 WpÜG – in continuation resp. extension of the before stated engagement, engaged us for an independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera.

IVC’s opinion is based on the IDW Standards prepared by the Institute of Public Auditors in Germany, Incorporated Association [Institut der Wirtschaftsprüfer in Deutschland e.V. - IDW]: “IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)” [“Grundsätze für die Erstellung von Fairness Opinions (IDW S 8)”].

The opinion date has been determined to the signing day of this Fairness Opinion (11 June 2018).

For the purposes of this IDW Standard, a given transaction price is financially fair when it lies within a range of values determined using an income approach and reference transaction prices (the benchmarking function). If a recent valuation in accordance with IDW S 1 is available for the transaction target, this should be used as a benchmark. The public auditor should provide reasons for the weighting given to the different methods (cf. IDW S 8, para. 6).

The methods and analyses applied in assessing the transaction price and supplementary information usually yield a range as a benchmark. The public auditor must assess the reliability of the range determined using the various methods in order to eliminate any outliers, thereby narrowing the range further. For the purposes of this IDW Standard, the transaction price is fair if it, in the case of a sale, it lies within or above the range, or, in the case of an acquisition, within or below the range (cf. IDW S 8, para. 30).

Against this background and following our engagement by Biofrontera we as an independent and impartial expert assessed at the opinion date 11 June 2018, wether the consideration offered comprising

●	a payment of a consideration in cash of EUR 1.00 per Biofrontera share and the

●	transfer of a warrant according to the terms and conditions of the purchase offer Document dated 28 May 2018 per Biofrontera share is financially appropriate within the meaning of “IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)”.

Our IVC opinion is rendered for the sole purpose of informing the management board and the supervisory board of Biofrontera. It is no substitute for an independent assessment of the consideration offered by DB Biotech. It does not contain any recommendation to accept or reject the Offer. Moreover, it does not include any assessment as to whether the terms and conditions of the transaction meet the legal requirements. The presented valuations are only suitable for the determination of assessment benchmarks for the transaction price to be assessed. They do not have the purpose of an independent valuation and / or assesment of the target company, e.g. to determine Biofronteras fair value or present value.

Our work in accordance with IDW S 8 does not include an audit or review of information presented to us by Biofrontera or third parties.

The conduct of the mandate and our responsibility is governed by the General Engagement Terms for German Public Auditors and Public Audit Firms in the version dated 1 January 2017 [Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017].

B.       Informationbasis

We conducted our work from 4 April 2018 until 11 June 2018 in the offices of Biofrontera in Leverkusen as well as in our office in Essen.

In particular we have received the following documents from Biofrontera:

●	annual reports of Biofrontera AG for the accounting year 2014, 2015, 2016 and 2017,

●	audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the financial years 2014, 2015, 2016, 2017 and

●	Multi year planning of Biofrontera AG (dated: 6 April 2018).

In addition, we accessed publicly available information and capital markets data from the financial information service providers Thomson Reuters EIKON and S&P Capital IQ for our work.

Information was given to us in particular by

●	Mr. Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,

●	Mr. Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,

●	Ms. Andrea Piotraschke, Director of Accounting of Biofrontera AG, Leverkusen.

The Management Board of Biofrontera confirmed to us in a letter of representation that all information and records which are important for our assessment of the appropriateness of the consideration offered were completely and correctly issued and provided.

C.       Benchmark for the assessment of financial appropriateness

Within the given purchase offer, the consideration comprises a cash component to the extent of EUR 1.00. The predominant portion of the total value of the consideration offered relates to the value of the warrant.

Each warrant entitles the holder (shareholders accepting the purchase offer) until 30 November 2020 to demand against a payment of an amount of EUR 1.00 (strike price) the transfer of one Biofrontera share. The voting rights from the Biofrontera shares, for which the purchase offer is accepted, transfer to the Bidder until the warrant is exercised. If Biofrontera AG realizes a dividend payment, such dividends are in accordance to the warrant conditions forwarded to the warrant holders (Section 8 of the warrant conditions). If Biofrontera AG implements any capital measures, warrant holders are by “passing through” in principle economically been treated (Section 8 of the warrant conditions) as if, as if they were (original) owners of the Biofrontera shares.

The economic position of the Biofrontera shareholder by accepting the purchase offer is effected as followed:

●	Economic advantage related to the acceptence of the purchase offer:

○	The effect of this combination of cash component and grant of a warrant for the purchase offer accepting shareholder is a hedge against downside-risks relating to a drop in the Biofrontera share price below the mark of EUR 1,00.

●	Main economic disadvantages related to the acceptence of the purchase offer:

○	During the term of the warrant, a Bifrontera shareholder accepting the purchase offer Biofrontera AG, abstains from the voting right, which is transferred to the bidder for the term of the warrant.

○	The factual realization of the exercise of the warrant depends on the future economic condition of the Bidder (issuer- / return-risk of the Bidder).

○	The acceptence of the purchase offer as well as the exercise of the warrant can be associated with transaction costs for the accepting shareholders. Furthermore the acceptence of the purchase offer and/or the exercise of the warrant could affect personal taxes of a Biofrontera shareholder.

As a result, Biofrontera shareholders accepting the purchase offer stil bear (nearly) the full chances and risks of the Biofrontera share. For the assessment of the economic net effect of the purchase offer, the absolute value of a Biofrontera share therefore is a minor issue.

Within the purchse offer, the Bidder has announced his intention for several arrangements and targets for the forthcoming General Meeting of Shareholders of Biofrontera AG; a formal obligation for corresponding actions of the DB Biotech does not exist.

From our point of view, the intended measures announced in the purchase offer of the DB Biotech ultimately do not effect the decisions of the Biofrontera shareholders:

Even if a shareholder is considering the implementation of the announced actions as economical beneficial, compared to an unspecific exercise or transfer of his voting rights, the Biofrontera shareholder can realize this benefit also in the situation, if he still is invested in Biofrontera stocks resp. not accepting the purchase offer:

●	the Biofrontera shareholders can exercise their voting rights in a corresponding manner themselves at the (annual) General Meetings of Shareholders of Biofrontera AG directly or

●	the shareholders can transfer - with an authorization and a corresponding binding instruction - their voting rights to a third party of their choice or announce a representative of their choice.

From our point of view, there are no prohibitive transaction costs contradicting such a transfer / appointment.

Furthermore there are no constraints (like disqualification periods) regarding the exercise of the voting right for the Biofrontera shareholder in the alternative actions considered before.

In case a (former) shareholder – succeeding to the acceptance of the purchase offer - wants to retrieve the voting right by exercising the warrant, he is subject to certain exception periods according to Section 3 para. 2 a of the warrant conditions: From the date of the announcement in the German Federal Gazette [Bundesanzeiger]

●	of the convening of a General Meeting of the Shareholders of Biofrontera AG or

●	the submission of a demand for the convening of a General Meeting of Shareholders by Deutsche Balaton AG to Biofrontera AG

until the end of the day of the respective General Meeting of Shareholders or the withdrawal of the demand for the convening of such a meeting, the warrant can not be exercised. In consequence, the warrant could not be exercised by the purchase offer accepting shareholder (and the voting right could not be retrieved), when the voting rights derived from the Biofrontera-shares can concretely be exercised at the General Meetings of Biofrontera shareholders.

According to the option conditions, the Biofrontera shareholder accepting the purchase offer also receives the right to co-sell under certain conditions in a bundle sale of Biofrontera shares by Deutsche Balaton AG on the appropriate terms. In principle the receipt of this (one-sided) right constitutes another advantage. Nevertheless, we have no indications that this also leads to a concrete advantage:

●	We have no information that there are concrete sales intentions of Deutsche Balaton AG. Rather the current overall picture that is recognizable to us, indicates that Deutsche Balaton AG, together with the companies acting in concert to it, intends to expand its influence on Biofrontera - in particular through the purchase offer.

●	The conditions for participation (co-sale right) are designed in such a way that their fulfillment or non-fulfillment is largely controllable by Deutsche Balaton AG; insofar the fulfillment of the condition does not exclusively depend on external “third factors”. Even if Deutsche Balaton AG receives an “attractive” offer to sell its Biofrontera shares, a Biofrontera shareholder contemplating the purchase offer (relevant in this case) can therefore not assume that he will participate in it through a right of co-sale.

Against this background, the right of co-sale contained in the option conditions was not to be taken into account as an additional benefit in the assessment of the financial appropriateness of the consideration offered.

To determine the benchmark for the assessment of the economic advantages and disadvantages or rather the resulting economic net effect from the acceptance of the offer, we have applied the following methods:

●	Analysis of hedging against price declines (option valuation method)

The economic benefit for Biofrontera shareholders accepting the purchase offer of hedging against a price decline below EUR 1.00 was analyzed with Black-Scholes models using alternative assumptions, in particular the value of a Biofrontera share and the expected volatility.

●	Analysis of the valuation or rather pricing of voting rights on the capital market

As an initial point for the analysis of the valuation or rather pricing of voting rights on the capital market, observable price differences of preference shares and ordinary shares on the capital market are considered. We adjusted these by the values of any additional dividends and analyzed the impact of the free float of ordinary shares.

●	Analysis of the issuer- / return-risk of the Bidder

To estimate the issuer- / return-risk attributed to DB Biotech as the Bidder, we have analyzed in particular market assessments of probability of default and failure rates.1 In view of the limited data situation, we focused primarily on market average sizes. We also assessed the proposed mechanism for exercising the warrant or rather the return of the stock.

[1]	DB Biotech has entered into a fiduciary relationship with Prisma Equity AG (a company affiliated with Deutsche Balaton AG) regarding the deposit of Biofrontera shares to service the warrant holders claims; the structure of this fiduciary relationship is only partially comprehensible for us, due to the fact that only a few details are given in the offer documents. Anyway the warrant holders are nevertheless principally exposed to issuer risk with regard to DB Biotech; this is already apparent from the corresponding risk presentation in Annex 4 (Section „D. Risiken”, D.2, second point, P-10) of the offer document.

We have waived from explicitly taking into account any further disadvantages in relation to transaction costs and / or taxes resulting through the acceptance of the offer, because the non-advantageousness of the purchase offer already results from the above discussed advantages and disadvantages.

Although the assessment of the absolute value of a Biofrontera share is in terms of this transaction of inferior importance, we prepared an DCF-evaluation of Biofrontera – particularly with respect to the warrant – and compared the results with capital markets data:

●	Capital value oriented approach: DCF-approach

In order to derive the value of Biofrontera, we used a discounted-cash-flow approach.

When the discounted cash flow method is used, the business value is determined by discounting cash flows. The relevant cash flows used were those cash flows to which all debt and equity owners are entitled (Free Cash Flow to the firm (“FCFF”) method) and these are discounted with the weighted cost of capital (WACC method). If available, special values are taken into account and net financial debt is deducted.

Our work was based on the Company’s planning. We have reviewed these for obvious mistakes. The net earnings relevant to the valuation were discounted using a capitalization rate for an equivalent term and risk.

●	Market approaches: Multiples

Based on available financials from comparable listed companies (Peer Group), we have determined trading multiples and transaction multiples. Based on this, we checked the enterprise value of Biofrontera for plausibility.

●	Further plausibility analysis: stock exchange price of Biofrontera and analysts’ estimates

We analyzed the stock exchange price in a period before the publication of the purchase offer. We further analyzed stock price estimates by analysts.

D.       Summary

Based on our conducted activities in compliance with IDW S 8, we state that the consideration offered by the Bidder comprising

●	a cash payment of EUR 1.00 and

●	the grant of a warrant according to the terms and conditions of the purchase offer Document dated 28 May 2018 per Biofrontera share is not financially appropriate in the meaning of IDW Standard: “Principles for the Preparation of Fairness Opinions (IDW S 8)”.

We are issuing this Opinion Letter on the basis of the documents and information provided to us and taking into account the professional standards as established especially in Section 2 and Section 43 of the Act on the Code of Professional Practice for German Public Auditors [Wirtschaftsprüferordnung]

Essen, 11 June 2018

IVC Independent Valuation & Consulting

Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte	Dr. Lars Franken
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)

[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2017

DokID:

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor's professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315

DokID:

(4) When multiple claimants assert a claim for damages arising from an existing contractual relationship with the German Public Auditor due to the German Public Auditor's negligent breach of duty, the maximum amount stipulated in paragraph 2 applies to the respective claims of all claimants collectively.

(5) An individual case of damages within the meaning of paragraph 2 also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty regardless of whether the damages occurred in one year or in a number of successive years. In this case, multiple acts or omissions based on the same source of error or on a source of error of an equivalent nature are deemed to be a single breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the German Public Auditor is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(6) A claim for damages expires if a suit is not filed within six months subsequent to the written refusal of acceptance of the indemnity and the engaging party has been informed of this consequence. This does not apply to claims for damages resulting from scienter, a culpable injury to life, body or health as well as for damages that constitute a liability for replacement by a producer pursuant to § 1 ProdHaftG. The right to invoke a plea of the statute of limitations remains unaffected.

10. Supplementary provisions for audit engagements

(1) If the engaging party subsequently amends the financial statements or management report audited by a German Public Auditor and accompanied by an auditor's report, he may no longer use this auditor's report.

If the German Public Auditor has not issued an auditor's report, a reference to the audit conducted by the German Public Auditor in the management report or any other public reference is permitted only with the German Public Auditor's written consent and with a wording authorized by him.

(2) If the German Public Auditor revokes the auditor's report, it may no longer be used. If the engaging party has already made use of the auditor's report, then upon the request of the German Public Auditor he must give notification of the revocation.

(3) The engaging party has a right to five official copies of the report. Additional official copies will be charged separately.

11. Supplementary provisions for assistance in tax matters

(1) When advising on an individual tax issue as well as when providing ongoing tax advice, the German Public Auditor is entitled to use as a correct and complete basis the facts provided by the engaging party – especially numerical disclosures; this also applies to bookkeeping engagements. Nevertheless, he is obligated to indicate to the engaging party any errors he has identified.

(2) The tax advisory engagement does not encompass procedures required to observe deadlines, unless the German Public Auditor has explicitly accepted a corresponding engagement. In this case the engaging party must provide the German Public Auditor with all documents required to observe deadlines – in particular tax assessments – on such a timely basis that the German Public Auditor has an appropriate lead time.

(3) Except as agreed otherwise in writing, ongoing tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporate tax and business tax, as well as wealth tax returns, namely on the basis of the annual financial statements, and on other schedules and evidence documents required for the taxation, to be provided by the engaging party

b) examination of tax assessments in relation to the taxes referred to in (a)

c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)

d) support in tax audits and evaluation of the results of tax audits with respect to the taxes referred to in (a)

e) participation in petition or protest and appeal procedures with respect to the taxes mentioned in (a).

In the aforementioned tasks the German Public Auditor takes into account material published legal decisions and administrative interpretations.

(4) If the German Public auditor receives a fixed fee for ongoing tax advice, the work mentioned under paragraph 3 (d) and (e) is to be remunerated separately, except as agreed otherwise in writing.

(5) Insofar the German Public Auditor is also a German Tax Advisor and the German Tax Advice Remuneration Regulation (*Steuerberatungsvergütungsverordnung*) is to be applied to calculate the remuneration, a greater or lesser remuneration than the legal default remuneration can be agreed in writing (*Textform*).

(6) Work relating to special individual issues for income tax, corporate tax, business tax, valuation assessments for property units, wealth tax, as well as all issues in relation to sales tax, payroll tax, other taxes and dues requires a separate engagement. This also applies to:

a) work on non-recurring tax matters, e.g. in the field of estate tax, capital transactions tax, and real estate sales tax;

b) support and representation in proceedings before tax and administrative courts and in criminal tax matters;

c) advisory work and work related to expert opinions in connection with changes in legal form and other re-organizations, capital increases and reductions, insolvency related business reorganizations, admission and retirement of owners, sale of a business, liquidations and the like, and

d) support in complying with disclosure and documentation obligations.

(7) To the extent that the preparation of the annual sales tax return is undertaken as additional work, this includes neither the review of any special accounting prerequisites nor the issue as to whether all potential sales tax allowances have been identified. No guarantee is given for the complete compilation of documents to claim the input tax credit.

12. Electronic communication

Communication between the German Public Auditor and the engaging party may be via e-mail. In the event that the engaging party does not wish to communicate via e-mail or sets special security requirements, such as the encryption of e-mails, the engaging party will inform the German Public Auditor in writing (*Textform*) accordingly.

13. Remuneration

(1) In addition to his claims for fees, the German Public Auditor is entitled to claim reimbursement of his expenses; sales tax will be billed additionally. He may claim appropriate advances on remuneration and reimbursement of expenses and may make the delivery of his services dependent upon the complete satisfaction of his claims. Multiple engaging parties are jointly and severally liable.

(2) If the engaging party is not a consumer, then a set-off against the German Public Auditor's claims for remuneration and reimbursement of expenses is admissible only for undisputed claims or claims determined to be legally binding.

14. Dispute Settlement

The German Public Auditor is not prepared to participate in dispute settlement procedures before a consumer arbitration board (*Verbraucherschlichtungsstelle*) within the meaning of § 2 of the German Act on Consumer Dispute Settlements (*Verbraucherstreitbeilegungsgesetz*).

15. Applicable law

The contract, the performance of the services and all claims resulting therefrom are exclusively governed by German law.

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Annex 5.2.2c

Opinion Letter of

IVC Independent Valuation & Consulting Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

regarding the Alternative Consideration

Private & Confidential

To the Management and the Supervisory Board of
Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen

27 July 2018

lars.franken@ivc-wpg.com

+49 (0) 201-31 04 83 85

Fairness Opinion on the financial appropriateness of the consideration offered according to the updated purchase offer by Deutsche Balaton Biotech AG to the shareholders of Biofrontera AG – Opinion Letter

Dear Sir or Madam,

the Management of Biofrontera AG, Leverkusen (hereinafter “Biofrontera” or “Company” or “Target Company”) has engaged us to submit a statement (fairness opinion) concerning the financial appropriateness of the consideration offered according to the updated purchase offer by Deutsche Balaton Biotech AG, Heidelberg (previously trading under the name of
“deltus 30th AG”, hereinafter “DB Biotech” or “Bidder”).

A.       Engagement and execution of engagement

Biofrontera is specialized in the development and commercialization of innovative dermatological drugs and therapies, including therapies for the treatment of certain forms of non-melanoma skin cancer.

On 28 May 2018, DB Biotech published a voluntary public purchase offer for up to 6,250,000 shares of Biofrontera (equivalent to around 14 % of the issued shares of Biofrontera) according to Section 14 para. 2 and 3 German Securities Acquisition and Takeover Act [WpÜG]. The purpose of the purchase offer is to exceed the blocking minority threshold of 25 % by the Bidder together with the shareholders/persons, e.g. DELPHI Unternehmensberatungs AG and Deutsche Balaton AG, acting in concert with it. Deutsche Balaton AG is with a (direct) share of voting rights of app. 9.28% (see purchase offer Document – 28 May 2018) one of the major shareholders of Biofrontera.

On 20 July the Bidder published according to Section 21 para. 1 Clause 1 No 2, para. 2 and Section 14 para. 3 Clause 1 WpÜG an update (hereinafter “updated purchase offer”) to its purchase offer as of 28 May 2018).

Pursuant to section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to the updated purchase offer.

Biofrontera had – in respect to an opinion relating to the purchase offer as of 28 May 2018 according to Section 27 WpÜG – engaged us for an independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera. We submitted our respective statement with the signing date 11 June 2018.

Against the background of the updated purchase offer as of 20 July 2018, Biofrontera – in respect to an opinion relating to the purchase offer according to Section 27 WpÜG – in continuation resp. extension of the before stated engagement, engaged us for an independent assessment of the proportion of the offer and the required consideration for the purpose of information of Management and the Supervisory Board of Biofrontera regarding the updated purchase offer.

This assessment should be limited to the alternative required consideration “payment of EUR 6.00 in cash”, which has been newly added to the purchase offer as an alternative required consideration. The original required consideration of the purchase offer as of 28 May 2018 “payment of a consideration in cash of EUR 1.00 per Biofrontera share and the transfer of a warrant according to the terms and conditions of the purchase offer Document dated 28 May 2018” has not been touched by the updated purchase offer as of 20 July 2018 and remains unchanged. For the assessment of this original required consideration we refer to our statement as of 11 June 2018.

This IVC’s opinion is based on the IDW Standards prepared by the Institute of Public Auditors in Germany, Incorporated Association [Institut der Wirtschaftsprüfer in Deutschland e.V. - IDW]: “IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)” [“Grundsätze für die Erstellung von Fairness Opinions (IDW S 8)”].

The opinion date has been determined to the signing day of this Fairness Opinion (27 July 2018).

For the purposes of this IDW Standard, a given transaction price is financially fair when it lies within a range of values determined using an income approach and reference transaction prices (the benchmarking function). If a recent valuation in accordance with IDW S 1 is available for the transaction target, this should be used as a benchmark. The public auditor should provide reasons for the weighting given to the different methods (cf. IDW S 8, para. 6).

The methods and analyses applied in assessing the transaction price and supplementary information usually yield a range as a benchmark. The public auditor must assess the reliability of the range determined using the various methods in order to eliminate any outliers, thereby narrowing the range further. For the purposes of this IDW Standard, the transaction price is fair if it, in the case of a sale, it lies within or above the range, or, in the case of an acquisition, within or below the range (cf. IDW S 8, para. 30).

Against this background and following our engagement by Biofrontera we as an independent and impartial expert assessed at the opinion date 27 July 2018, whether the newly offered alternative consideration according to the updated purchase offer containing a payment of a consideration in cash of EUR 6.00

per Biofrontera share is financially appropriate within the meaning of “IDW Standard: Principles for the Preparation of Fairness Opinions (IDW S 8)”.

Our IVC opinion is rendered for the sole purpose of informing the management board and the supervisory board of Biofrontera. It is no substitute for an independent assessment of the consideration offered by DB Biotech. It does not contain any recommendation to accept or reject the Offer. Moreover, it does not include any assessment as to whether the terms and conditions of the transaction meet the legal requirements. The presented valuations are only suitable for the determination of assessment benchmarks for the transaction price to be assessed. They do not have the purpose of an independent valuation and / or assesment of the target company, e.g. to determine Biofronteras fair value or present value.

Our work in accordance with IDW S 8 does not include an audit or review of information presented to us by Biofrontera or third parties.

The conduct of the mandate and our responsibility is governed by the General Engagement Terms for German Public Auditors and Public Audit Firms in the version dated 1 January 2017 [Allgemeine Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften vom 1. Januar 2017].

B.       Basis of information

We conducted our additional work from 20 July 2018 until 27 July 2018 in our office in Essen.

In particular we received the following documents from Biofrontera:

●	annual reports of Biofrontera AG for the accounting year 2014, 2015, 2016 and 2017,

●	audit reports of Warth & Klein Grant Thornton AG Wirtschaftsprüfungsgesellschaft, Düsseldorf, for the consolidated financial statements of Biofrontera AG for the financial years 2014, 2015, 2016, 2017 and

●	Multi year planning of Biofrontera AG (dated: 6 April 2018, the company confirmed us, that the Multi year planning still reflects the actual expectations of the management).

In addition, we accessed publicly available information and capital markets data from the financial information service providers Thomson Reuters EIKON and S&P Capital IQ for our work.

Information was given to us in particular by

●	Mr. Thomas Schaffer, Chief Financial Officer of Biofrontera AG, Leverkusen,

●	Mr. Hans-Dieter Stock, Vice President of Controlling of Biofrontera AG, Leverkusen,

●	Ms. Andrea Piotraschke, Director of Accounting of Biofrontera AG, Leverkusen.

The Management Board of Biofrontera confirmed to us in a letter of representation that all information and records which are important for our assessment of the appropriateness of the consideration offered were completely and correctly issued and provided.

C.       Benchmark for the assessment of financial appropriateness

To determine a range of values to be used as a benchmark we applied the following methods; by this we derived the equity value of Biofrontera using an income approach and conducted a plausibility check using several capital market data.

●	Capital value oriented approach: DCF-approach

In order to derive the value of Biofrontera, we used a discounted-cash-flow approach.

When the discounted cash flow method is used, the business value is determined by discounting cash flows. The relevant cash flows used were those cash flows to which all debt and equity owners are entitled (Free Cash Flow to the firm (“FCFF”) method) and these are discounted with the weighted cost of capital (WACC method). If available, special values are taken into account and net financial debt is deducted.

Our work was based on the Company’s planning. We have reviewed these for obvious mistakes. The net earnings relevant to the valuation were discounted using a capitalization rate for an equivalent term and risk.

●	Market approaches: Multiples

Based on available financials from comparable listed companies (Peer Group), we have determined trading multiples and transaction multiples. Based on this, we checked the enterprise value of Biofrontera for plausibility.

●	Further plausibility analysis: stock exchange price of Biofrontera, analysts’ estimates and control premia

We analyzed the stock exchange price in a period before the publication of the purchase offer and before the updated purchase offer. We further analyzed stock price estimates by analysts and control premia for comparable transactions.

The equity value resp. value per share of Biofrontera derived by us based on companies planning exceeds the actual level of the share price. As far as the share price of Biofrontera in the long run moves into the direction / level of the value per share, a Biofrontera shareholder accepting the updated purchase offer (EUR 6.00) would not participate resp. would participate only to a very small extent to this potential share price raisings.

The newly offered alternative required consideration according to the updated purchase offer represents an additional amount of around 10 % in relation to the share price level as at the time of the submission of the updated purchase offer. As far as the additional amount is regarded as a control premia, this premia does not cover the before mentioned potential advantage from holding the share against the background of the derived equity value. Additionally, the additional amount of around 10 % lies below additional amounts of comparable transactions; this applies even more, as DB Biotech and persons acting in concert with it can be supposed to reach a majority in the general annual meeting of Biofrontera in case the offer is accepted completely.

D.       Summary

Based on our conducted activities in compliance with IDW S 8, we state that the newly offered, alternative consideration offered by the Bidder according to the updated purchase offer containing a payment of a consideration in cash of EUR 6.00

per Biofrontera share is not financially appropriate in the meaning of IDW Standard: “Principles for the Preparation of Fairness Opinions (IDW S 8)”.

We are issuing this Opinion Letter on the basis of the documents and information provided to us and taking into account the professional standards as established especially in Section 2 and Section 43 of the Act on the Code of Professional Practice for German Public Auditors [Wirtschaftsprüferordnung]

Essen, 27 July 2018

IVC Independent Valuation & Consulting

Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Dr. Jörn Schulte	Dr. Lars Franken
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)

[Translator's notes are in square brackets]

General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2017

DokID:

1. Scope of application

(1) These engagement terms apply to contracts between German Public Auditors (*Wirtschaftsprüfer*) or German Public Audit Firms (*Wirtschaftsprüfungsgesellschaften*) – hereinafter collectively referred to as "German Public Auditors" – and their engaging parties for assurance services, tax advisory services, advice on business matters and other engagements except as otherwise agreed in writing or prescribed by a mandatory rule.

(2) Third parties may derive claims from contracts between German Public Auditors and engaging parties only when this is expressly agreed or results from mandatory rules prescribed by law. In relation to such claims, these engagement terms also apply to these third parties.

2. Scope and execution of the engagement

(1) Object of the engagement is the agreed service – not a particular economic result. The engagement will be performed in accordance with the German Principles of Proper Professional Conduct (*Grundsätze ordnungsmäßiger Berufsausübung*). The German Public Auditor does not assume any management functions in connection with his services. The German Public Auditor is not responsible for the use or implementation of the results of his services. The German Public Auditor is entitled to make use of competent persons to conduct the engagement.

(2) Except for assurance engagements (*betriebswirtschaftliche Prüfungen*), the consideration of foreign law requires an express written agreement.

(3) If circumstances or the legal situation change subsequent to the release of the final professional statement, the German Public Auditor is not obligated to refer the engaging party to changes or any consequences resulting therefrom.

3. The obligations of the engaging party to cooperate

(1) The engaging party shall ensure that all documents and further information necessary for the performance of the engagement are provided to the German Public Auditor on a timely basis, and that he is informed of all events and circumstances that may be of significance to the performance of the engagement. This also applies to those documents and further information, events and circumstances that first become known during the German Public Auditor's work. The engaging party will also designate suitable persons to provide information.

(2) Upon the request of the German Public Auditor, the engaging party shall confirm the completeness of the documents and further information provided as well as the explanations and statements, in a written statement drafted by the German Public Auditor.

4. Ensuring independence

(1) The engaging party shall refrain from anything that endangers the independence of the German Public Auditor's staff. This applies throughout the term of the engagement, and in particular to offers of employment or to assume an executive or non-executive role, and to offers to accept engagements on their own behalf.

(2) Were the performance of the engagement to impair the independence of the German Public Auditor, of related firms, firms within his network, or such firms associated with him, to which the independence requirements apply in the same way as to the German Public Auditor in other engagement relationships, the German Public Auditor is entitled to terminate the engagement for good cause.

5. Reporting and oral information

To the extent that the German Public Auditor is required to present results in writing as part of the work in executing the engagement, only that written work is authoritative. Drafts are non-binding. Except as otherwise agreed, oral statements and explanations by the German Public Auditor are binding only when they are confirmed in writing. Statements and information of the German Public Auditor outside of the engagement are always non-binding.

6. Distribution of a German Public Auditor's professional statement

(1) The distribution to a third party of professional statements of the German Public Auditor (results of work or extracts of the results of work whether in draft or in a final version) or information about the German Public Auditor acting for the engaging party requires the German Public Auditor's written consent, unless the engaging party is obligated to distribute or inform due to law or a regulatory requirement.

(2) The use by the engaging party for promotional purposes of the German Public Auditor's professional statements and of information about the German Public Auditor acting for the engaging party is prohibited.

7. Deficiency rectification

(1) In case there are any deficiencies, the engaging party is entitled to specific subsequent performance by the German Public Auditor. The engaging party may reduce the fees or cancel the contract for failure of such subsequent performance, for subsequent non-performance or unjustified refusal to perform subsequently, or for unconscionability or impossibility of subsequent performance. If the engagement was not commissioned by a consumer, the engaging party may only cancel the contract due to a deficiency if the service rendered is not relevant to him due to failure of subsequent performance, to subsequent non-performance, to unconscionability or impossibility of subsequent performance. No. 9 applies to the extent that further claims for damages exist.

(2) The engaging party must assert a claim for the rectification of deficiencies in writing (*Textform*) [*Translators Note: The German term "Textform" means in written form, but without requiring a signature*] without delay. Claims pursuant to paragraph 1 not arising from an intentional act expire after one year subsequent to the commencement of the time limit under the statute of limitations.

(3) Apparent deficiencies, such as clerical errors, arithmetical errors and deficiencies associated with technicalities contained in a German Public Auditor's professional statement (long-form reports, expert opinions etc.) may be corrected – also versus third parties – by the German Public Auditor at any time. Misstatements which may call into question the results contained in a German Public Auditor's professional statement entitle the German Public Auditor to withdraw such statement – also versus third parties. In such cases the German Public Auditor should first hear the engaging party, if practicable.

8. Confidentiality towards third parties, and data protection

(1) Pursuant to the law (§ [Article] 323 Abs 1 [paragraph 1] HGB [German Commercial Code: *Handelsgesetzbuch*], § 43 WPO [German Law regulating the Profession of Wirtschaftsprüfer: *Wirtschaftsprüferordnung*], § 203 StGB [German Criminal Code: *Strafgesetzbuch*]) the German Public Auditor is obligated to maintain confidentiality regarding facts and circumstances confided to him or of which he becomes aware in the course of his professional work, unless the engaging party releases him from this confidentiality obligation.

(2) When processing personal data, the German Public Auditor will observe national and European legal provisions on data protection.

9. Liability

(1) For legally required services by German Public Auditors, in particular audits, the respective legal limitations of liability, in particular the limitation of liability pursuant to § 323 Abs. 2 HGB, apply.

(2) Insofar neither a statutory limitation of liability is applicable, nor an individual contractual limitation of liability exists, the liability of the German Public Auditor for claims for damages of any other kind, except for damages resulting from injury to life, body or health as well as for damages that constitute a duty of replacement by a producer pursuant to § 1 ProdHaftG [German Product Liability Act: *Produkthaftungsgesetz*], for an individual case of damages caused by negligence is limited to € 4 million pursuant to § 54 a Abs. 1 Nr. 2 WPO.

(3) The German Public Auditor is entitled to invoke demurs and defenses based on the contractual relationship with the engaging party also towards third parties.

All rights reserved. This form may not be reprinted, either in whole or in part, or copied in any manner, without the express written consent of the publisher.
© IDW Verlag GmbH · Tersteegenstraße 14 · 40474 Düsseldorf

Lizenziert für/Licensed to: IVC Independent Valuation & Consulting AG WPG | 4433081 | 315